SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR ANNOUNCES NEW ATHENS & THESSALONIKI BASES (NO 63 & 64)

Ryanair, Europe's favourite low fares airline, today (14 Jan) announced that as part of a $280m investment in Greece it would open its 2nd and 3rd Greek bases (64 in total) at Athens and Thessaloniki in April 2014 with a total of 3 based aircraft and 9 new routes.

Ryanair's new Athens base from April 2014 will deliver:

• 2 based aircraft
• 6 new routes to Chania, London, Milan, Paphos, Rhodes & Thessaloniki
• 154 weekly flights
• Over 1.2m new passengers p.a. at Athens
• Over 1,200* jobs sustained at Athens

Ryanair will grow at Thessaloniki as follows:

• 1 based aircraft
• 3 new routes: Athens, Pisa & Warsaw (16 in total)
• 212 weekly flights
• Over 1.6m pax p.a
• Over 1,600* "on site" jobs

Ryanair celebrated its 2 new Greek bases by releasing 100,000 seats on sale at prices from just €16.99 for travel in February and March, which are available for booking until midnight Thursday (16 Jan). Ryanair's 6 new Athens routes and 3 new Thessaloniki routes will begin in April and will go on sale on www.ryanair.com tomorrow.

In Athens today, Ryanair's Director of Commercial, David O'Brien said:

    "Ryanair is delighted to announce Athens and Thessaloniki as our second and third bases in Greece in addition to Chania. These 6 new Athens routes with multiple daily frequencies to Chania, London, Milan, Paphos,
    Rhodes and Thessaloniki, are ideal for business passengers or families booking getaways from summer 2014. These customers can also enjoy Ryanair's recent customer service enhancements.

    Our 6 new Athens routes will allow Greek consumers and visitors to escape Aegean/Olympic's high fares and instead enjoy Ryanair's lowest fares and industry leading customer service and punctuality. Only Ryanair, with its 175 new aircraft order, can deliver the capacity, new markets and low costs demanded by Greek consumers and visitors, and looks forward to working with Athens Airport to unlock the vast potential currently suppressed by high access air costs.

    Our 3 new Thessaloniki routes to Athens, Pisa and Warsaw begin in April and go on sale tomorrow as part of our summer 2014 schedule, with 16 European destinations, including Brussels, London and Milan, amongst others. Ryanair's 1.6m passengers p.a. will sustain up to 1,600 "on site" jobs in Thessaloniki, in a welcome boost to the economy.

    To celebrate our new Greek bases, we are releasing a 100,000 seat sale with fares starting from €16.99 for travel across Europe in February and March, which are available for booking until midnight Thursday 16
    January. Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

For further information
please contact:
  Robin Kiely                             Joe Carmody
                                                  Ryanair Ltd                             Edelman Ireland
                                                  Tel: +353-1-8121212           Tel: +353-1-6789 333
                                                  press@ryanair.com              ryanair@edelman.com

  Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary